Exhibit 99.1

Northgate Announces Additional Drill Results for the
Young-Davidson Project
Deposit Continues to Expand

VANCOUVER, July 17, 2008 - Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) is pleased to report drill results for 34 surface and 59 underground diamond drill holes totalling 33,000 metres, which were completed during the first half of 2008 at the Young-Davidson project near the town of Matachewan in northern Ontario.  The purpose of the ongoing diamond drill program is to increase the measured and indicated resource base at Young-Davidson in preparation for completion of a Feasibility Study and to increase the total resources on the property.

Drilling Highlights

•
Diamond drilling in 2008 has confirmed that the four previously established resource zones (the Upper Boundary, Lower Boundary, Lucky and Lower YD zones) form a near continuous gold system of overlapping lenses cut by numerous post mineral dykes.

•	A new area of mineralization has been discovered adjacent to the historic Young-Davidson workings.

•
Holes 75 and 75A, drilled down dip on the Upper Boundary zone to test grade continuity of that zone, intersected 4.17 grams per tonne (g/t) gold over 123.5 metres (m) and 4.12 g/t gold over 350.0m, respectively.

•	Hole 62 (Upper Boundary zone) intersected 3.79 g/t gold over a broad width of 73.9m (56.6m true thickness) including 6.05 g/t gold over 9.5m.

•	Hole 56A (Lower Boundary zone) intersected 3.51 g/t gold over an exceptional width of 130.2m (94.1m true thickness).

•	Hole 78 (Lower YD zone) intersected 7.90 g/t gold over 28.1m (19.7m true thickness).

•
A cross cut driven in the upper portion of the Upper Boundary zone to collect a bulk sample for metallurgical testing averaged 5.0 g/t gold over a true thickness of 41m. Grinding testwork indicates that this material is amenable to low cost autogenous grinding.

•	Underground definition drilling has confirmed the continuity and geometry of the upper portion of the Upper Boundary Zone.

Ken Stowe, President and Chief Executive Officer, remarked, “This year’s drilling program at Young-Davidson has been highly successful.  The various zones have now essentially been joined into one large continuous gold bearing system.  Although the focus of this year’s drill program has been mainly on converting inferred resources to measured and indicated, the drilling we have completed to date has also identified areas of previously unknown mineralization, which will increase the total resource base when the next resource update is completed later this year in conjunction with the project’s feasibility study.  Also of note, pilot plant testing of a bulk sample taken from the Upper Boundary Zone has confirmed that the ore is amenable to low cost autogenous grinding (i.e. no steel balls required).  All of these factors will have a positive impact on the final economics of the Young-Davidson project.”

Diamond Drill Program

The purpose of the 2008 diamond drill program at Young-Davidson is to increase the indicated resource base to a level that will support a Feasibility Study and to increase the total measured, indicated and inferred resources on the property. The results of this drilling will be incorporated into an updated resource estimate that will be completed in the fourth quarter of 2008.  The 2008 drill program has already established the horizontal and vertical continuity, grade and thickness of the primary gold mineralization at Young-Davidson and has filled in several large areas between previously known resource zones.

Year-to-date, a total of 35 holes have returned grades of at least 4.0g/t gold over 5m of true thickness. Twenty-one of these holes have true thicknesses of at least 10m. Collectively, the results of the drilling confirms that mineralization is near continuous between the various zones and the zone names are simply to identify areas between cross cutting dykes rather than breaks in the primary gold mineralization. Selected surface and underground holes are listed in Table 1 below and the complete list of holes reported herein are posted on the company’s website at www.northgateminerals.com and filed on SEDAR at www.sedar.com. All surface holes are plotted on Figure 1, a longitudinal section of the deposit.  Underground holes (MR and YR prefixes) are plotted on Figure 2, a more detailed view of the longitudinal section.

Table 1 - Selected Young-Davidson Surface and Underground Holes

Hole ID	From (m)	To (m)	Core Length (m)	True Thickness (m)	Gold - Cut 20g (g/t)	Gold - Uncut (g/t)
YD08-75	369.5	493.0	123.5	drilled down dip	3.92	4.17
incl	483.0	493.0	10.0		7.79	7.79
	514.5	522.0	7.5		6.34	8.81

YD08-75A	432.5	782.5	350.0	drilled down dip	4.01	4.12
incl	453.0	462.0	9.0		10.30	10.30
incl	742.5	782.5	40.0		7.17	7.17
incl	753.0	774.0	21.0		10.65	10.65

YD08-62	515.8	589.7	73.9	56.6	3.79	3.79
incl	554.5	564.0	9.5	7.3	6.05	6.05

YD07-56A	1041.0	1171.2	130.2	94.1	3.11	3.51
incl	1148.4	1171.2	22.8	16.6	5.07	5.07
incl	1162.1	1171.2	9.1	6.7	7.15	7.15

YD08-67	1091.1	1098.5	7.4	5.6	5.23	5.23

YD08-78	844.0	872.1	28.1	19.7	7.21	7.90

MR-04	46.7	75.0	28.3	20.3	6.81	7.33

YD08-71	630.0	635.3	5.3	2.8	7.88	10.62

YD07-58	954.7	966.0	11.3	5.8	4.31	4.31

YD08-68	210.5	217.4	6.9	4.9	9.40	11.54

YD07-57	858.0	877.2	19.2	16.4	4.44	4.44

YR-50	67.5	89.4	21.9	19.3	5.86	6.41

YR-16	55.2	101.8	46.6	30.1	5.96	5.96

YR-12	34.1	65.5	31.4	31.4	3.93	3.93

  Northgate Minerals   |   News Release    2

Holes YD08-75 and 75A were drilled in close proximity to the cross cut through the Upper Boundary zone in order to test the down dip grade continuity. The main body of the Upper Boundary zone in hole 75 returned 4.17 g/t gold over 123.5m.  Hole 75A returned 4.12 g/t gold over 350.0m.  Both holes intersected a hanging wall zone: 3.00 g/t gold over 71.7m in hole 75 and 2.55 g/t gold over 49.8m in hole 75A. Hole 75 also intersected a footwall zone, which returned 7.5m of 8.81 g/t gold.  Hole YD08-62 was drilled in the central portion of the Upper Boundary zone and returned 73.9m (56.6m true thickness) grading 3.8 g/t gold. These three holes validate and increase confidence in the resource estimation and suggest that the grade shell used in the February 2008 resource estimate is conservative.

To date, underground drilling (Figure 2) from the ramp has been confined to the upper portions of the deposit. Drill holes MR-01 to MR-07 were drilled to define the upper east area of the Upper Boundary zone. Six of the seven holes intersected significant results, which will expand this zone.  This includes hole MR-04, which returned 7.3 g/t gold over 28.3m (20.3m true thickness).

Underground drilling in the central part of the Upper Boundary zone indicates that the zone is thicker than previously interpreted. YR-50 in the lower part of the Upper Boundary zone intersected 6.4 g/t gold over 21.9m; YR-16, a mid-tier hole, intersected 5.96 g/t gold over 46.6m; and, YR-12, an upper tier hole, intersected 3.93 g/t gold over 31.4m (these three intercepts are true thickness).

Holes YD08-56A and 67 tested the western and eastern areas, respectively, of the Lower Boundary zone. Hole 56A returned an extremely wide intersection of 130.2m of 3.11 g/t gold (94.1m true thickness) and pierced the zone near the western extent of the indicated resource block. The results from this hole will expand the indicated block westwards. Hole 67, drilled near the eastern extent of the zone, returned an intersection of 7.4m of 5.23 g/t gold (5.6m true thickness).

Hole YD08-78 on the western edge of the deposit (Lower YD zone) intercepted 28.1m of 7.9 g/t gold (7.21 g/t gold cut and a true thickness of 19.7 m) within an inferred resource.  Hole YD08-57, in the same zone on the east flank, intersected 19.2m of 4.44 g/t gold (16.4m true thickness) and is expected to increase tonnage in this part of the deposit. Holes YD08-58 and 71, both within the Lucky zone, intersected 11.3m of 4.3 g/t gold (5.8m true thickness) and 5.3m of 10.62 g/t gold (7.88 g/t gold cut and 2.8m true thickness), respectively. These holes were drilled to convert inferred resources to the indicated category.

Five drill holes, in close proximity to the old Young-Davidson workings, have discovered a new area of gold mineralization above the cut-off criteria of 2.3 g/t gold. The most significant of these holes is YD08-68 that intersected 6.9m of 11.54 g/t gold (9.4 g/t gold cut and 4.9m true thickness). This discovery of a previously unknown area of mineralization will increase the current total resource base when the updated resource estimate is completed in the fourth quarter of 2008.

Underground Drilling Program

A single underground drill completed 57 diamond drill holes from 15 drill stations in the new ramp. Most of the drilling was necessarily concentrated on the upper levels of the Upper Boundary zone with the objective of detailed definition of the ore zone.

Northgate Minerals   |   News Release    3

Overview of Young-Davidson Exploration Area

Gold mineralization on the Young-Davidson property is present primarily in an intrusive syenite host rock dipping at approximately 70 degrees to the south. Figure 1, shown below, presents known resource areas (as defined in the legend), historic mine workings, simplified geology and the pierce points for the holes drilled. Elevations in the longitudinal section are based on an artificial mine grid where the surface is defined as 10,355 metres.

Figure 1 - Young-Davidson Property (Vertical, North Looking, Longitudinal Section with Metric Grid)

22500mE
23000mE
23500mE
24000mE
24500mE
10355.5 mL
No. 1 Shaft
No. 3 Shaft
De-Watered
Ramp
New Area of Mineralization
Drill Inferred Fault
Upper Boundary Zone
10000 mL
YD08-75
4.17 g/t Au
123.5m
YD08-75A
4.12 g/t Au
350.0m
YD08-62
3.79 g/t Au
73.9m
Lucky Zone
YD08-78
7.90 g/t Au
28.1m
Lower YD Zone
YD08-56A
3.51 g/t Au
130.2m
9500 mL
Lower Boundary
9000 mL
Dyke H
Dyke F
Dyke D
Dyke C2
Dyke C1
Dyke B
Northgate Minerals Corporation
Young Davidson
Figure 1
Long Section
Looking North
Mined Out Area
Indicated Resources
Inferred Resources
Open Pit Resources
Diabase Dyke
Syenite
Mafic Flow
Pierce Point In Resource Estimate
Not Included in Resource Calculation
Did Not Reach Target

Northgate Minerals   |   News Release    4

Figure 2 - Underground Long Section (Vertical, North Looking, Longitudinal Section with Metric Grid)

Underground Cross-Cut

A 90m-long 4.8m X 4.8m cross cut was driven due south from the ramp on the 10125 Level on line 23270mE.  The purpose of the cross-cut was to obtain a bulk sample from the upper portion of the Upper Boundary zone to determine grinding characteristics to size the grinding circuit.  A total of 50 tonnes were shipped for processing through an off-site test facility. The test work confirmed that the mineralization is amenable to low cost autogenous grinding.

Both the east and west walls of the cross-cut were chip sampled in 2m intervals. The zone in this area is dipping about -65° to the south.  The chip samples returned 5.0 g/t gold (4.8 g/t gold cut) over 45m, or 41m true thickness.  The gold bearing portion of the cross-cut looks much the same as in drill core, brick red, coarse grained syenite with quartz and carbonate stringers and 1% to 8% pyrite.  This unit is distinctive and easy to map. Figure 3 illustrates the location of the samples in the cross-cut.

Drilling completed to date, combined with the mapping and sampling of the cross cut, validate and enforce the understanding of geological controls of gold mineralization at Young-Davidson.  The results are positive and suggest that the original grade shells are conservative.  Once the 2008 drilling program is complete in September 2008, a new resource estimate will be completed in the fourth quarter of 2008.

Northgate Minerals   |   News Release    5

Figure 3 - #9 Cross Cut Plan (plan view with Metric Grid)

Northgate Minerals Corporation
Young Davidson Project
Figure 3
#9 ORE Cross Cut
Assay Plan
Upper Boundary Zone
Mineralized Syenite
Timiskaming Sediments
Gold Grade G/T
(2m chip samples)
28.8
0.4
Cross Cut
K. Kryklywy P.Eng. 2008
N
W
E
23550 E
23575 E
23600 E
10525 N
10500 N
10475 N
0.1
0.2
0.1
5.7
0.4
0.4
0.8
3.4
5.1
1.1
0.5
1.9
0.2
12.9
5.7
9.3
14.2
5.9
28.8
3.9
7.3
3.0
1.2
4.6
3.5
0.5
3.5
2.6
5.9
1.3
2.3
1.7
1.9
1.0
1.0
5.2
3.8
1.5
2.3
0.0
0.0
0.0
0.4
0.4
0.7
1.1
3.1
0.8
2.6
0.1
0.2
0.2
0.1
6.3
5.7
6.1
21.3
3.2
3.0
3.0
1.0
5.3
4.1
1.1
0.9
3.6
1.2
1.5
6.2
7.7
8.5
4.5
3.2
0.1
2.4
0.2
1.0
65
4.8 g/t Gold/45m
41m True Thickness
(Cut to 20 g/t)
0m
5m
10m

Northgate Minerals   |   News Release    6

* * * * * * *

Quality Control - Analyses and Sample Location
Details of quality assurance/quality control procedures for sample analysis and drill hole survey methodology are reported in detail in the National Instrument 43-101 (NI 43-101) Technical Report filed on SEDAR (www.sedar.com) on May 16, 2008.  A summary of these procedures may also be found in a press release dated April 10, 2006.

Qualified Persons
The program design, implementation, quality assurance/quality control and interpretation of the results is under the control of Northgate’s geological staff that includes a number of individuals who are qualified persons as defined under NI 43-101. Overall supervision of the program is by Carl Edmunds, PGeo, Northgate’s Exploration Manager.

* * * * * * *
Note to US Investors:
The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, and “Inferred Mineral Resource” used in this news release are Canadian mining terms as defined in accordance with NI 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.

* * * * * *
Northgate Minerals Corporation is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia.  The company is forecasting 400,000 ounces of unhedged gold production in 2008 and is targeting growth through further acquisitions in stable mining jurisdictions around the world.  Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

* * * * * * *

Forward-Looking Statements:
This news release contains certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Northgate Minerals Corporation (“Northgate”) including those related to future financial and operating performance and those related to Northgate’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; fluctuations in foreign exchange rates and interest rates; impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits; and, success of exploration activities and permitting time lines. In addition, the factors described or referred to in the section entitled “Risk Factors” of Northgate’s Annual Information Form (AIF) for the year ended December 31, 2007 or under the heading “Risks and Uncertainties” of Northgate’s 2007 Annual Report, both of which are available on SEDAR at www.sedar.com, should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.

For further information, please contact:
Ms. Keren R. Yun Director, Investor Relations Tel: 416-216-2781 Email: ngx@northgateminerals.com Website: www.northgateminerals.com

Northgate Minerals   |   News Release    7

Table 1 - Young-Davidson Lower Boundary Zone

Hole ID	From (m)	To (m)	Core Length (m)	True Thickness (m)	Gold - Cut 20g (g/t)	Gold - Uncut (g/t)
YD07-53A	1317.0	1323.0	6.0	5.1	1.71	1.71
	1329.5	1333.5	4.0	3.4	1.64	1.64
	1350.9	1355.1	4.2	3.6	2.29	2.29
	1380.0	1415.3	35.3	30.0	1.60	1.60
incl	1393.6	1396.4	2.8	2.4	3.95	3.95
incl	1405.8	1413.2	7.4	6.3	2.66	2.66
	1496.1	1507.0	10.9	9.6	1.63	1.63
	1514.6	1518.8	4.2	3.7	1.87	1.87

YD08-53B	1126.5	1140.0	13.5	10.0	1.42	1.42
	1279.5	1357.8	78.3	59.2	1.76	1.76
incl	1281.0	1287.0	6.0	4.6	3.20	3.20
incl	1305.0	1311.0	6.0	4.6	2.69	2.69
incl	1326.2	1333.5	7.3	5.5	2.25	2.25
incl	1350.0	1357.8	7.8	5.9	2.37	2.37

YD08-53C	1227.9	1232.9	5.0	4.6	1.72	1.72
	1283.0	1290.2	7.2	5.8	1.77	1.77
	1332.5	1341.8	9.3	7.3	3.16	3.16
	1354.7	1360.5	5.8	4.6	1.94	1.94
	1406.0	1410.5	4.5	4.2	2.52	2.52

YD07-56A	606.0	617.9	11.9	7.6	1.41	1.41
	652.8	658.8	6.0	4.3	4.75	4.75
	1041.0	1171.2	130.2	94.1	3.11	3.51
incl	1103.0	1108.8	5.8	4.2	3.71	3.71
incl	1116.8	1138.4	21.6	15.8	3.20	3.20
incl	1116.8	1129.3	12.5	9.1	4.24	4.24
incl	1148.4	1171.2	22.8	16.6	5.07	5.07
incl	1162.1	1171.2	9.1	6.7	7.15	7.15

YD08-67	1091.1	1098.5	7.4	5.6	5.23	5.23

YD08-67A	No significant zones

YD08-76	No significant zones

Northgate Minerals   |   News Release    8

Table 2 - Young-Davidson Upper Lucky Zone

Hole ID	From (m)	To (m)	Core Length (m)	True Thickness (m)	Gold - Cut 20g (g/t)	Gold - Uncut (g/t)
YD08-60	252.5	255.5	3.0	2.8	7.80	34.04
	353.3	360.0	6.7	5.0	2.17	2.17
	387.1	398.3	11.2	8.4	2.55	2.55
	387.1	396.0	8.9	6.6	2.94	2.94
	387.1	390.0	2.9	2.2	3.52	3.52
	393.0	396.0	3.0	2.3	4.50	4.50

YD08-61	690.0	693.0	3.0	1.9	4.42	4.42
	719.5	723.8	4.3	2.8	3.02	3.02
	777.9	785.3	7.4	5.5	2.77	2.77

YD08-64	657.3	693.5	36.2	19.5	2.39	2.39
incl	665.4	693.5	28.1	15.2	2.71	2.71
incl	672.0	690.5	18.5	10.0	2.90	2.90

YD08-66	663.9	669.4	5.5	2.9	2.76	2.76

YD08-71	549.4	553.0	3.6	1.9	3.34	3.34
	586.2	591.2	5.0	2.7	4.01	4.01
	630.0	635.3	5.3	2.8	7.88	10.62

Table 3 - Young-Davidson Lower Lucky Zone

Hole ID	From (m)	To (m)	Core Length (m)	True Thickness (m)	Gold - Cut 20g (g/t)	Gold - Uncut (g/t)
YD07-58	954.7	966.0	11.3	5.8	4.31	4.31
	979.7	983.0	3.3	1.7	4.63	4.63

YD08-59	1368.5	1407.5	39.0	26.7	2.58	2.58
incl	1377.5	1390.2	12.7	8.8	3.75	3.75
incl	1396.0	1407.5	11.5	7.9	3.01	3.01
	1430.5	1434.6	4.1	2.8	3.31	3.31

YD08-63	916.0	919.0	3.0	2.0	3.46	3.46
	960.9	962.9	2.0	1.3	7.21	7.21
	1017.0	1019.6	2.6	1.7	8.70	8.70
	1121.5	1126.3	4.8	3.3	3.10	3.10
	1168.5	1174.1	5.6	3.8	4.31	4.31
incl	1168.5	1170.9	2.4	1.6	5.99	5.99
	1223.7	1227.8	4.1	2.8	4.87	4.87
	1246.9	1258.9	12.0	8.4	3.32	3.32
incl	1250.3	1258.9	8.6	6.0	3.51	3.51

YD08-63B	919.5	925.0	5.5	3.8	3.84	3.84
	1184.5	1218.0	33.5	24.2	2.00	2.00
incl	1192.9	1197.4	4.5	3.3	3.49	3.49
incl	1202.0	1218.0	16.0	11.5	2.55	2.55
incl	1202.0	1205.3	3.3	2.4	5.55	5.55
	1237.5	1248.0	10.5	7.7	2.74	2.74
	1276.5	1285.5	9.0	6.7	3.07	3.07

YD08-63C	1007.0	1010.9	3.9	2.7	4.22	4.22
	1086.0	1095.0	9.0	6.4	4.76	4.76
	1124.9	1135.2	10.3	7.3	6.52	6.52

Northgate Minerals   |   News Release    9

Table 4 - Young-Davidson Upper YD Zone

Hole ID	From (m)	To (m)	Core Length (m)	True Thickness (m)	Gold - Cut 20g (g/t)	Gold - Uncut (g/t)
YD08-68	210.5	217.4	6.9	4.9	9.40	11.54
	304.6	313.0	8.4	6.0	2.49	2.49
	321.6	325.3	3.7	2.7	1.82	1.82

YD08-69	233.5	259.0	25.5	16.4	2.58	2.58
incl	233.5	247.0	13.5	8.6	3.34	3.34
	268.5	275.5	7.0	4.6	3.27	3.27
	302.5	312.5	10.0	6.6	2.75	2.75
incl	302.5	307.0	4.5	3.0	4.21	4.21
	375.5	388.1	12.6	8.4	3.01	3.01
incl	375.5	384.5	9.0	6.0	3.61	3.61

YD08-70	Did not reach target

YD08-70A	18.2	23.3	5.1	3.3	2.05	2.05
	71.5	80.0	8.5	5.6	1.63	1.63
incl	75.0	80.0	5.0	3.3	2.16	2.16
	186.5	199.2	12.7	8.5	3.04	3.04
incl	186.5	197.8	11.3	7.6	3.26	3.26
incl	187.7	196.7	9.0	6.0	3.79	3.79

YD08-72	Did not reach target

YD08-73	355.5	358.5	3.0	1.7	3.43	3.43
	423.0	441.5	18.5	11.9	2.47	2.47
incl	424.0	431.1	7.1	3.9	3.24	3.24
	448.5	454.5	6.0	3.1	7.34	8.70

YD08-80	376.0	385.0	9.0	7.4	2.80	2.80

Table 5 - Young-Davidson Lower YD Zone

Hole ID	From (m)	To (m)	Core Length (m)	True Thickness (m)	Gold - Cut 20g (g/t)	Gold - Uncut (g/t)
YD08-46C	Intersected dyke at zone horizon

YD07-57	714.3	770.3	56.0	46.4	1.44	1.44
	790.6	803.0	12.4	10.4	2.14	2.14
incl	795.5	800	4.5	3.8	3.25	3.25
	858.0	877.2	19.2	16.4	4.44	4.44
incl	864.0	877.2	13.2	11.2	4.74	4.74

YD08-78	828.7	837.5	8.8	6.2	3.13	3.13
	844.0	872.1	28.1	19.7	7.21	7.90
incl	844.0	866.8	22.8	16.0	7.89	8.74

Northgate Minerals   |   News Release    10

Table 6 - Young-Davidson Upper Boundary Zone

Hole ID	From (m)	To (m)	Core Length (m)	True Thickness (m)	Gold - Cut 20g (g/t)	Gold - Uncut (g/t)
YD08-62	515.8	589.7	73.9	56.6	3.79	3.79
incl	515.8	544.3	28.5	21.7	5.07	5.07
incl	554.5	564.0	9.5	7.3	6.05	6.05
incl	568.0	573.5	5.5	4.2	6.85	6.85
incl	581.0	589.7	8.7	6.7	3.30	3.30
incl	581.0	584.0	3.0	2.3	6.04	6.04

YD08-65	491.3	506.0	14.7	10.1	2.29	2.29
incl	491.3	503.2	11.9	8.2	2.53	2.53
	522.0	528.2	6.2	4.3	2.17	2.17

YD08-75	229.8	301.5	71.7	hole drilled down dip	3.00	3.00
incl	229.8	279.1	49.3		3.61	3.61
incl	229.8	255.0	25.2		4.45	4.45
incl	259.0	269.5	10.5		4.29	4.29
	369.5	493.0	123.5		3.92	4.17
incl	369.5	402.5	33.0		6.65	7.58
incl	413.0	422.1	9.1		5.41	5.41
incl	432.5	437.0	4.5		4.23	4.23
incl	440.0	444.5	4.5		3.22	3.22
incl	447.0	469.0	22.0		2.86	2.86
incl	483.0	493.0	10.0		7.79	7.79
	514.5	522.0	7.5		6.34	8.81
	526.3	529.5	3.2		5.49	5.49

YD08-75A	235.2	285.0	49.8	hole drilled down dip	2.55	2.55
incl	235.2	252.2	17.0		4.04	4.04
incl	272.0	285.0	12.0		2.71	2.71
	432.5	782.5	350.0		4.01	4.12
incl	432.5	630.6	198.1		4.24	4.44
incl	453.0	462.0	9.0		10.30	10.30
incl	499.5	549.5	50.0	hole drilled down dip	6.17	6.89
incl	561.5	578.9	17.4		4.57	4.57
incl	583.0	589.0	6.0		5.71	5.71
incl	604.0	630.6	26.6		4.03	4.16
incl	651.5	696.9	45.4		4.39	4.39
incl	651.5	657.3	5.8		9.89	9.89
incl	685.9	690.5	4.6		8.73	8.73
incl	715.5	724.5	9.0		2.80	2.80
incl	742.5	782.5	40.0		7.17	7.17
incl	753.0	774.0	21.0		10.65	10.65

YD08-77	No significant zones

YD08-79	407.5	415.4	7.9	5.7	1.96	1.96
	450.0	455.7	5.7	4.1	2.95	2.95
	462.3	467.9	5.6	4.0	5.88	7.01

Northgate Minerals   |   News Release    11

Table 7 - Young-Davidson Underground Drilling

Hole ID	From (m)	To (m)	Core Length (m)	True Thickness (m)	Gold - Cut 20g (g/t)	Gold - Uncut (g/t)
R-05	No significant zones

R-06	229.5	234.0	4.5	1.9	3.89	3.89
	249.0	252.0	3.0	1.3	3.63	3.63
	261.0	267.0	6.0	2.5	4.05	4.05
	279.1	300.1	21.0	8.7	4.30	4.35
incl	279.1	288.0	8.9	3.7	6.86	6.98
incl	295.2	300.1	4.9	2.0	5.39	5.39
	328.0	336.0	8.0	3.3	3.68	3.68

YR-07	No significant zones
YR-08	No significant zones
YR-09	No significant zones
YR-10	No significant zones
YR-11	No significant zones

YR-12	34.1	65.5	31.4	31.4	3.93	3.93
incl	34.1	46.5	12.4	12.4	4.79	4.79
incl	34.1	36.1	2.0	2.0	11.74	11.74
incl	37.6	40.6	3.0	3.0	2.84	2.84
incl	43.5	46.5	3.0	3.0	7.13	7.13
incl	51.5	65.5	14.0	14.0	4.24	4.24

YR-13	38.4	72.4	34.0	29.5	2.83	3.16
incl	38.4	45.6	7.2	6.2	3.34	3.34
incl	53.0	59.0	6.0	5.2	6.28	8.18
incl	65.4	72.4	7.0	6.1	3.59	3.59
	82.0	85.0	3.0	2.6	4.51	4.51

YR-14	69.0	117.1	48.1	30.8	5.39	5.39
incl	76.0	117.1	41.1	26.3	5.84	5.84

YR-15	67.0	107.6	40.6	23.1	4.26	4.26
incl	67.0	85.0	18.0	10.2	5.41	5.41
incl	92.0	101.4	9.4	5.3	4.44	4.44
	123.0	132.4	9.4	5.3	2.75	2.75

YR-16	55.2	101.8	46.6	30.1	5.96	5.96
incl	60.0	66.0	6.0	3.9	10.00	10.00
incl	76.0	79.0	3.0	1.9	12.78	12.78
incl	92.0	95.0	3.0	1.9	9.61	9.61

Northgate Minerals   |   News Release    12

Hole ID	From (m)	To (m)	Core Length (m)	True Thickness (m)	Gold - Cut 20g (g/t)	Gold - Uncut (g/t)
YR-17	30.0	71.0	41.0	37.2	6.52	6.67
incl	30.0	33.0	3.0	2.7	14.75	16.75
incl	37.0	44.0	7.0	6.4	13.51	13.62
incl	59.0	62.0	3.0	2.7	9.66	9.66

YR-18	56.0	64.0	8.0	8.0	4.95	9.67
incl	61.0	64.0	3.0	3.0	8.74	21.33

YR-19	No significant zones

YR-20	30.2	53.8	23.6	11.9	3.94	5.44
incl	40.0	44.0	4.0	2.0	7.21	7.21

YR-21	24.9	37.5	12.6	9.5	3.72	3.72
incl	24.9	30.3	5.4	4.1	5.22	5.22

	61.7	68.5	6.8	5.1	5.24	5.24

YR-22	No significant zones
YR-23	No significant zones

YR-24	7.3	16.0	8.7	3.8	4.02	4.02

	24.3	36.6	12.3	5.4	2.25	2.25
incl	33.0	36.0	3.6	1.6	4.33	4.33

	64.0	77.0	13.0	5.7	2.78	2.78

YR-25	34.5	45.7	11.2	8.6	4.73	4.73
	65.2	77.3	12.1	9.4	2.30	2.30
incl	65.2	69.0	3.8	3.0	2.93	2.93
incl	72.6	77.3	4.7	3.7	3.42	3.42
	84.8	101.5	16.7	12.1	4.88	4.88

YR-26	23.0	27.0	4.0	3.5	3.37	3.37

YR-27	45.3	48.3	3.0	1.2	9.04	9.04
	73.5	76.5	3.0	1.2	9.04	9.04

YR-28	No significant zones
YR-29	No significant zones

Northgate Minerals   |   News Release    13

Hole ID	From (m)	To (m)	Core Length (m)	True Thickness (m)	Gold - Cut 20g (g/t)	Gold - Uncut (g/t)
YR-30	49.8	97.3	47.5	35.7	3.93	3.93
incl	58.8	97.3	38.5	28.9	4.35	4.35
incl	58.8	77.6	18.8	14.1	5.63	5.63

YR-31	39.1	77.6	38.5	36.3	3.99	3.99
incl	55.2	77.6	22.4	21.1	4.75	4.75
incl	55.2	58.0	2.8	2.6	4.93	4.93
incl	61.0	70.0	9.0	8.5	7.05	7.05
incl	71.6	77.6	6.0	5.7	4.27	4.27

YR-32	41.4	45.4	4.0	3.5	5.01	5.01
	69.5	78.0	8.5	7.7	5.69	5.69

YR-33	73.0	86.0	13.0	9.6	5.32	5.32
incl	75.0	86.0	11.0	8.1	5.90	5.90

YR-34	70.0	79.8	9.8	5.5	7.33	10.98
incl	76.0	79.8	3.80	2.1	9.95	19.35

YR-35	45.5	63.0	17.5	10.3	6.17	6.17
	77.0	79.1	2.1	1.2	12.28	12.28

YR-36	63.0	102.0	39.0	19.2	5.53	12.35
incl	73.0	102.0	29.0	14.3	6.63	15.81
incl	80.0	102.0	22.0	10.8	7.65	19.74

YR-37	61.0	67.1	6.1	3.9	6.43	6.43
	90.0	99.0	9.0	4.6	6.24	6.24
	110.0	119.5	9.5	5.6	4.11	4.11

YR-38	39.0	46.0	7.0	7.0	7.56	15.41
	62.0	72.0	10.0	9.5	6.83	9.65

YR-39	40.0	47.7	7.7	7.7	7.06	7.06
	62.0	68.0	6.0	6.0	3.31	3.31

YR-40	65.0	71.0	6.0	6.0	2.13	2.13

YR-41	No significant zones

YR-42	106.3	134.8	28.5	Geotechnical hole - Drilled off azimuth	3.10	3.10
incl	106.3	123.0	16.7		2.65	2.65
incl	127.0	134.8	7.8		4.98	4.98

YR-44	20.3	25.0	4.7	4.0	3.02	3.02

YR-45	47.3	60.2	12.9	11.0	4.03	4.03
	140.0	143.1	3.1	2.7	4.08	4.08

Northgate Minerals   |   News Release    14

Hole ID	From (m)	To (m)	Core Length (m)	True Thickness (m)	Gold - Cut 20g (g/t)	Gold - Uncut (g/t)
YR-46	No significant zones

YR-47	21.5	27.5	6.0	4.5	5.83	5.83

YR-48	93.8	98.4	4.6	3.8	6.14	6.14

YR-49	36.0	40.5	4.5	4.0	6.88	6.88
	51.0	53.0	2.0	1.8	3.87	3.87
	64.5	67.5	3.0	2.7	2.62	2.62
	85.0	88.0	3.0	2.7	3.38	3.38

YR-50	67.5	89.4	21.9	19.3	5.86	6.41
	94.5	99.0	4.5	3.9	4.10	4.10

M6-01	No significant zones
M6-02	No significant zones

M6-03	53.0	56.0	3.0	3.0	4.17	4.17

M6-04	No significant zones
M6-05	No significant zones
M6-06	No significant zones

MR-01	72.0	76.5	4.5	4.0	3.70	3.70
	89.0	93.0	4.0	3.2	2.90	2.90

MR-02	64.0	77.0	13.0	12.0	5.72	6.09

MR-03	41.7	64.4	22.7	21.0	4.20	5.62
incl	41.7	56.4	14.7	14.1	4.44	4.44
incl	62.4	64.4	2.0	1.8	11.20	27.32

MR-04	46.7	75.0	28.3	20.3	6.81	7.33

MR-05	54.2	85.0	30.8	29.0	5.85	5.85

MR-06	No significant zones

MR-07	56.1	95.0	38.9	29.9	2.94	2.94
incl	56.1	73.0	16.9	13.0	3.86	3.86
incl	84.0	95.0	11.0	9.7	3.66	3.66

Northgate Minerals   |   News Release    15

Table 8 - Young-Davidson Surface Collar Locations

Hole ID	Easting	Northing	Elevation	Collar Azimuth	Collar Dip	Depth
YD07-46C	22685.1	9727.6	10344.6	0	-70	1500.0
YD07-53A	22998.9	9690.5	10336.8	0	-70	1587.0
YD08-53B	22998.9	9690.5	10336.8	0	-70	1441.0
YD08-53C	22998.9	9690.5	10336.8	0	-70	1445.3
YD07-56A	23131.5	9869.6	10327.4	0	-68	1197.0
YD07-57	22900.0	10049.6	10328.5	0	-70	987.0
YD07-58	23016.0	10041.1	10323.3	2	-70	1107.0
YD08-59	22899.8	9722.7	10335.7	0	-70	1478.0
YD08-60	23156.3	10269.7	10321.4	3	-65	516.0
YD08-61	23043.8	10036.1	10322.0	358	-70	922.6
YD08-62	23610.2	10200.6	10337.2	0	-70	624.0
YD08-63	23008.5	9804.6	10343.6	0	-70	1332.0
YD08-63A	23008.5	9804.6	10343.6	0	-70	749.0
YD08-63B	23008.5	9804.6	10343.6	0	-70	1338.0
YD08-63C	23008.5	9804.6	10343.6	0	-70	1230.0
YD08-64	23113.5	10120.2	10318.9	0	-70	780.0
YD08-65	23570.0	10224.6	10333.3	0	-70	587.0
YD08-66	23294.0	10178.6	10329.1	0	-70	783.0
YD08-67	23449.9	9830.2	10323.7	8	-68	1188.0
YD08-67A	23449.9	9830.2	10323.7	8	-68	1117.0
YD08-68	22955.1	10427.3	10322.0	0	-70	362.0
YD08-69	22912.7	10367.5	10318.5	0	-70	411.0
YD08-70	22959.1	10523.6	10326.6	0	-70	90.0
YD08-70A	22959.3	10516.6	10326.0	10	-70	292.0
YD08-71	23294.1	10178.9	10329.1	13	-70	711.0
YD08-72	22879.7	10291.9	10324.5	0	-70	72.0
YD08-73	22912.7	10367.1	10318.5	10	-75	512.5
YD08-74	23594.8	10482.3	10342	180	-82	223.5
YD08-75	23595.0	10483.2	10342	185	-82	695.0
YD08-75A	23595	10483.2	10342	185	-82	854.0
YD08-76	23469.7	9706.9	10318.2	0	-70	1410.0
YD08-77	23689.9	9954.5	10321.4	0	-70	916.0
YD08-78	22715.3	10112.2	10338.7	2	-70	929.0
YD08-79	23529.9	10240.2	10330.1	0	-70	490.0
YD08-80	22908.4	10759.5	10343.8	180	-55	558.0

Table 9 - Young-Davidson Underground Collar Locations

Hole ID	Easting	Northing	Elevation	Collar Azimuth	Collar Dip	Depth
R-05	23206.1	10657.5	10190.9	170	-48	397.5
R-06	23206.1	10657.5	10190.8	170	-51	420
YR-07	23329.1	10617.1	10169.6	180	0	111
YR-08	23329.1	10616.6	10171.2	180	28	102
YR-09	23360.3	10598.0	10164.5	180	26	111
YR-10	23360.3	10598.1	10162.9	180	-8	121.5
YR-11	23600.0	10542.7	10123.4	180	57	100.6
YR-12	23600.0	10541.5	10121.6	180	29	90
YR-13	23600.0	10541.3	10120.1	180	0	100.6
YR-14	23600.0	10541.4	10119.9	180	-23	120
YR-15	23569.9	10541.5	10123.9	180	-33	150
YR-16	23569.9	10541.4	10124.4	180	-18	111.2
YR-17	23569.9	10541.2	10125.4	180	7	90

Northgate Minerals   |   News Release    16

Hole ID	Easting	Northing	Elevation	Collar Azimuth	Collar Dip	Depth
YR-18	23569.9	10541.1	10128.2	180	37	90
YR-19	23510.0	10537.8	10135.6	180	15	90
YR-20	23510.1	10537.8	10134.8	180.5	-40	150
YR-21	23509.5	10537.8	10135.1	180	-23	120
YR-22	23507.9	10542.1	10135.8	267	10	151
YR-23	23540.8	10542.3	10132.3	180	30	90
YR-24	23540.8	10542.2	10130.6	180	0	101
YR-25	23540.8	10542.4	10130.0	180.5	-21	140
YR-26	23478.8	10557.8	10141.1	180.5	-10	81
YR-27	23478.8	10557.9	10140.4	180.5	-38	141
YR-28	23448.8	10570.1	10147.1	180	-3	72
YR-29	23448.8	10570.2	10146.4	180	-34	120
YR-30	23599.5	10541.5	10120.8	180	-13	111
YR-31	23599.5	10541.5	10119.6	180	14	81
YR-32	23599.5	10541.4	10122.7	180	44	87
YR-33	23599.8	10541.3	10119.8	167.5	-10.7	123
YR-34	23600.1	10541.3	10119.5	192	-21	150
YR-35	23599.3	10541.4	10119.9	192	-6	120
YR-36	23599.3	10541.6	10119.8	192	-17	131
YR-37	23599.3	10541.5	10119.4	192	-26	150
YR-38	23599.2	10541.4	10120.4	195	6	102
YR-39	23599.2	10541.2	10121.1	195	20	96
YR-40	23599.4	10541.6	10122.9	195	35	90
YR-41	23599.4	10541.9	10123.1	195	48	102
YR-42	23628.1	10545.9	10115.6	233	-22	200
YR-43	23333.2	10531.3	10057.2	156	-66	552
YR-44	23333.4	10531.1	10058.5	180	-12	129.5
YR-45	23358.4	10524.0	10055.5	180	-14	201
YR-46	23358.6	10523.8	10058.8	180	36	141
YR-47	23402.4	10520.3	10047.7	180	-26	192
YR-48	23508.8	10519.3	10031.4	180	-17	144
YR-49	23508.8	10519.7	10031.1	180	0	150
YR-50	23540.5	10531.0	10025.8	180	-11	165
M6-01	23662.2	10569.5	10115.5	147	-2	98.3
M6-02	23661.1	10568.7	10115.5	180	0	101
M6-03	23661.1	10568.7	10117.0	180	27	111
M6-04	23660.9	10568.9	10115.2	180	-17	93
M6-05	23757.8	10514.5	10116.6	223.5	0	39
M6-06	23758.5	10513.5	10116.7	191.5	0	43.4
MR-01	23629.4	10546.3	10116.1	180	-13	110.8
MR-02	23629.1	10546.0	10119.0	180	34	90
MR-03	23600.2	10541.4	10122.7	164	42	90
MR-04	23600.3	10541.3	10121.7	164	28	90
MR-05	23600.4	10541.3	10120.7	164	13	87
MR-06	23600.3	10543.0	10123.4	158	56	96
MR-07	23599.8	10541.3	10120.1	167.5	-1	96

Northgate Minerals   |   News Release    17